Exhibit 99.1

The9 Limited and KazDigital, a Kazakhstan cryptomining company, signed

Term Sheet on establishment of joint venture

Shanghai, China, August 4, 2021

The9 Limited (Nasdaq: NCTY) (“The9”), an established Internet company, today announced that its wholly-owned subsidiary NBTC Limited and Kazakhstan enterprise KazDigital Ltd (hereinafter referred to as "KazDigital") have signed a non-binding term sheet (the “Term Sheet”) regarding the establishment of a joint venture company in Kazakhstan to build a cryptocurrency mining site with a capacity of 100MW. It will be used to deploy The9’s mining machines and potentially other third-parties’ mining machines.

According to the Term Sheet, both parties will invest their own assets to establish the joint venture. KazDigital will invest assets related to construction and infrastructure of the mining site into the joint venture, and The9 will invest cash or mining machines in the joint venture. The assets invested by both parties will be evaluated by a third-party impartial institution in order to confirm their fair value and ensure that both parties invest equivalent assets.

After establishment of the joint venture, construction of the total capacity of the cryptomining site will be completed in four stages: first stage of 25MW has been completed on August 1 this year, the remaining 75MW will be gradually completed in the third and fourth quarters of this year and the first quarter of 2022, with installation of 25MW per quarter.

KazDigital will be responsible for future operation and management of the joint venture. It will also be responsible for submitting relevant reports to The9. The9 will first transport 1,000 mining machines to Kazakhstan for trial operation to ensure streamline processes and operations in the future.

Both parties are bound by 6 months exclusivity period regarding development of similar cooperation in Kazakhstan, however this does not include the right of The9 to seek other mining sites in Kazakhstan for hosting and co-location of its mining machines. Both parties will carry out due diligence process within two months after signing of the Term Sheet.

”We believe that we should capture the current unique opportunity of the rapidly changing cryptocurrency mining environment and should accelerate the deployment of our mining machines. In the near future, we will continue to actively seek for low-cost electricity and sustainable energy mining facilities in different regions of the world to accelerate the deployment of large-scale cryptocurrency mining machines for ourselves and other partners by both self-construction of mining facilities and hosting cooperation with mining facilities companies,” said Cai Zhifang, Chief Executive Officer of NBTC Limited

About The9 Limited

The9 Limited (The9) is an Internet company based in China listed on Nasdaq in 2004. The9 aims to become a diversified high-tech Internet company.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond The9’s control. The9 may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about The9’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: The9’s goal and strategies; The9’s expansion plans; The9’s future business development, financial condition and results of operations; The9’s expectations regarding demand for, and market acceptance of, its products and services; The9’s expectations regarding keeping and strengthening its relationships with business partners it collaborates with; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in The9’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and The9 does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For further information, please contact:

Ms. Connie Sun

Investor Relations Specialist

The9 Limited

Tel: +86-21-6108-6080

Email: IR@corp.the9.com

Website: https://www.the9.com/en